                                                  Filed Pursuant to Rule 424(b)3
                                                      Registration No. 333-35850
PROSPECTUS

                                1,725,000 SHARES

                           [CARBO CERAMICS INC. LOGO]

                                  COMMON STOCK

--------------------------------------------------------------------------------

All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus. CARBO Ceramics will not receive any of the proceeds from the sale of the shares.

The common stock is currently listed on the NASDAQ National Market under the symbol "CRBO". The last reported sale price of the common stock on the NASDAQ National Market on May 15, 2000 was $27.00 per share. We have applied to list the common stock on the New York Stock Exchange.

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                                              PER SHARE         TOTAL
                                                              ---------      -----------
Public offering price.......................................   $27.00        $46,575,000
Underwriting discount.......................................   $ 1.21        $ 2,087,250
Proceeds to the selling stockholders........................   $25.79        $44,487,750

The underwriters may purchase up to an additional 172,500 shares from one of the selling stockholders to cover over-allotments. CARBO Ceramics has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discount.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about May 19, 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                           THE ROBINSON-HUMPHREY COMPANY
                                                 SIMMONS & COMPANY
                                                          INTERNATIONAL

MAY 15, 2000

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Incorporation of Certain Documents By Reference.............    2
Cautionary Statement Regarding Forward-Looking Statements...    3
Prospectus Summary..........................................    4
Risk Factors................................................    9
Price Range of Common Stock and Dividend Policy.............   12
Use of Proceeds.............................................   12
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   13
Business....................................................   18
Selling Stockholders........................................   25
Underwriting................................................   26
Legal Matters...............................................   28
Experts.....................................................   28

     In connection with this offering, the underwriters may over-allot or effect transactions that might stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. Such transactions may be effected in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may review the reports and other information we have filed without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC's web site at http://www.sec.gov. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. You may also review these materials at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citigroup Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

     We have chosen to "incorporate by reference" in this prospectus information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999; and

     - Our Quarterly Report on Form 10-Q for the three months ended March 31, 2000.

     We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the termination of the offering of common stock.

     You may request a copy of these filings (other than exhibits to these filings, unless the exhibits are specifically incorporated by reference) at no cost by writing or telephoning us as follows:

                   600 East Las Colinas Boulevard, Suite 1520
                              Irving, Texas 75039
                                 (972) 401-0090

     Information contained on our internet web site will not be deemed to be a part of this prospectus.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference "forward-looking statements," such as statements regarding future events, anticipated financial performance and other non-historical facts. The words "believe", "expect", "anticipate", "project" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which speaks only as of the date the statement was made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements. These risks and uncertainties include, but are not limited to, general economic and business conditions, our ability to market existing and new products successfully, changes in the demand for oil and natural gas, the development of alternative stimulation techniques or alternative proppants for use in hydraulic fracturing, our potential exposure to litigation and other risks and factors set forth in this prospectus and in our Exchange Act filings that are incorporated by reference in this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not intended to be a complete description of that information and is qualified by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference. References to "we," "us," "the Company" and "CARBO Ceramics" are to CARBO Ceramics Inc.

                              CARBO CERAMICS INC.

     CARBO Ceramics is the world's leading producer of ceramic proppants, which are high strength, spherical pellets used in the hydraulic fracturing of natural gas and oil wells. Hydraulic fracturing is the most widely used method of stimulating production from oil and gas bearing formations. In the hydraulic fracturing process, large volumes of proppant are mixed with a highly viscous fluid to form a slurry. Using high-pressure hydraulic pumps, the slurry is pumped into the well at pressures sufficient to create a fracture in the rock formation that contains the gas or oil. Once the fracture is created, the pressure is removed and the proppants remain in the fracture, creating a highly permeable pathway through which the oil and gas can flow more readily. The end result is increased production rates and improved economics for the operator of the well.

     The three primary proppants used worldwide are sand, resin-coated sand and ceramics. Ceramic proppants sell at a premium price versus alternative proppants due to their superior strength and uniform size and shape. Traditionally, the superior strength of ceramic proppants relative to sand-based proppants has allowed them to be used in deeper formations where increased stress is placed on the proppant. This attribute results in ceramic proppants being used primarily in the stimulation of natural gas wells, which tend to be deeper than oil wells. We estimate that approximately 90% of our sales are for use in the stimulation of natural gas wells. Additionally, the uniform size and shape of man-made ceramic proppants generate larger pore spaces in the fracture, allowing oil and gas to flow more freely through the formation, regardless of stress, making ceramic proppants economically attractive in shallower reservoirs that have historically used sand-based proppants.

     Based on our internally generated market information and information contained in the United States Geological Survey Minerals Yearbook, we estimate total demand for proppants produced in the Western Hemisphere to be approximately 3.8 billion pounds annually. We believe that ceramic proppants make up approximately 14% of the total proppant market and that we supply approximately 60% of the ceramic proppants and 8% of all proppants used worldwide.

     During 1999, we generated approximately 76% of our revenues in North America and 24% in international markets outside of North America. North American markets currently dominate our sales due to the greater use of hydraulic fracturing technology and the higher utilization of natural gas in those markets. According to a recent report by the National Petroleum Council, natural gas demand in the United States is projected to increase by more than 30% from 1998 to 2010. This increase is expected to result from higher demand across traditional residential, commercial and industrial sectors as well as from the increasing use of natural gas as a source of fuel for electrical power generation. The U.S. Department of Energy estimates that 88% of new electrical generation capacity to be added through 2015 will use natural gas as the primary fuel source. We believe that natural gas drilling activity, and the demand for ceramic proppants in North America, have the potential to grow faster than the demand for natural gas due to increasing depletion rates and the decreasing size of remaining natural gas reservoirs. We also believe that we can benefit from the increasing development of natural gas reserves and the increased use of hydraulic fracturing technology in international markets.

     At the time of our founding in 1978, we manufactured a single high-strength proppant designed for use in deep oil and gas wells where alternative proppants lacked the strength necessary to hold open the fracture. Beginning in 1982, we pursued a strategy of manufacturing and marketing less costly and more competitively priced ceramic proppants to capture a greater portion of the large existing market for sand-based proppants. While these new products do not have the performance characteristics of our premium product lines, they are less costly to produce and are also technically superior to sand-based proppants. Our current strategy is to maintain sufficient production capacity and inventory ahead of demand, to market aggressively the economic benefits of our products versus alternative proppants to owners of natural gas and oil wells and to develop new markets for our products. To maintain our leadership in the ceramic proppant market, we have recently made a major expansion to our production capacity. We have developed a technical marketing program to demonstrate the economic benefits of ceramic proppants' uniform size and shape, which qualifies them for use in shallower reservoirs that have historically been stimulated with sand-based proppants. In an effort to develop these new markets, we have also expanded our technical sales force to educate end users on the benefits of using ceramic proppants. We will also continue to explore and develop alternative applications in non-oilfield markets.

     We have manufacturing facilities in New Iberia, Louisiana, Eufaula, Alabama and McIntyre, Georgia. Despite adding capacity in Eufaula on two occasions, we operated our facilities in New Iberia and Eufaula near full capacity from 1992 through 1997. In 1997, we began construction of our third manufacturing facility in McIntyre. The plant was completed in 1999 and increased our total capacity by approximately 57%, or 200 million pounds per year. Our total annual production capacity is now 550 million pounds.

     Our products are made utilizing processes and techniques that involve a high degree of proprietary technology, some of which are protected by patents. The Company owns nine issued U.S. patents and 24 issued foreign patents. Our six most important U.S. patents expire at various times in the years 2002 through 2009, with our two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppants to the natural gas and oil industry.

     We believe that the most significant factors that influence a customer's decision to purchase our products are (i) price/performance ratio, (ii) on-time delivery performance, (iii) technical support and (iv) proppant availability. We believe that our products generate improved production rates for the operators of oil and gas wells and are competitively priced relative to their performance, and that our delivery performance is excellent. We also believe that our development of technical performance data has enhanced our ability to market our products by enabling us to demonstrate to operators of oil and gas wells the economic benefits of using ceramic proppants in an increasingly broad range of applications, thereby increasing the overall market for our products. With the completion of our new production facility in McIntyre, Georgia in the first quarter of 2000, we now have the ability to benefit from the growing demand for ceramic proppants.

     Our principal executive office is located at 600 East Las Colinas Boulevard, Suite 1520, Irving, Texas 75039, and our telephone number is (972) 401-0090.

                                  THE OFFERING

Common stock offered.......  1,725,000 shares

                             All information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

Common stock to be
outstanding after the
  offering.................  14,634,500 shares

                             This number excludes 716,250 shares of common stock reserved for issuance upon the exercise of employee stock options exercisable at May 5, 2000.

Dividend Policy............  We paid quarterly dividends of $0.075 per share on our common stock in 1998, 1999 and the first quarter of 2000. Our current intention, subject to our financial condition, the amount of funds generated from operations and the level of capital expenditures, is to continue to pay quarterly dividends to holders of our common stock at the rate of $0.075 per share.

Use of Proceeds............  We will not receive any of the proceeds from the sale of common stock offered by this prospectus.

NASDAQ Symbol..............  CRBO

RISK FACTORS

     For a discussion of risks that you should consider before buying shares of our common stock, see "Risk Factors" beginning on page 9.

                     SELECTED AND PRO FORMA FINANCIAL DATA

     The following table sets forth selected financial data and pro forma data of the Company, which are derived from the financial statements of the Company. The data should be read in conjunction with the Company's audited annual consolidated financial statements and the notes thereto incorporated by reference in this prospectus and the Company's unaudited interim consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

                                        THREE MONTHS
                                            ENDED                           YEARS ENDED
                                          MARCH 31,                        DECEMBER 31,
                                      -----------------   -----------------------------------------------
                                       2000      1999      1999      1998      1997      1996      1995
                                      -------   -------   -------   -------   -------   -------   -------
                                         (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues..........................  $22,101   $20,078   $69,738   $84,095   $85,122   $65,151   $58,001
  Cost of goods sold................   15,354    10,076    41,718    41,665    42,186    34,517    29,297
  Selling, general and
    administrative expenses(1)......    2,851     3,565    11,761     9,977     8,915     8,126     7,148
                                      -------   -------   -------   -------   -------   -------   -------
  Operating profit..................    3,896     6,437    16,259    32,453    34,021    22,508    21,556
  Other, net........................      (47)      (31)     (288)      974     1,004       175       157
                                      -------   -------   -------   -------   -------   -------   -------
  Income before income taxes........    3,849     6,406    15,971    33,427    35,025    22,683    21,713
  Income taxes......................    1,387     2,307     5,459    12,719    12,936     5,883        --
                                      -------   -------   -------   -------   -------   -------   -------
  Net income........................  $ 2,462   $ 4,099   $10,512   $20,708   $22,089   $16,800   $21,713
                                      =======   =======   =======   =======   =======   =======   =======
PRO FORMA DATA (UNAUDITED)(2):
  Income before income taxes........                                                    $22,683   $21,713
  Income taxes......................                                                      8,393     8,034
                                                                                        -------   -------
  Net income........................                                                    $14,290   $13,679
                                                                                        =======   =======
EARNINGS PER SHARE (PRO FORMA DATA
  (UNAUDITED) FOR 1996 AND 1995)(3):
  Basic.............................  $  0.17   $  0.28   $  0.72   $  1.42   $  1.51   $  0.98   $  0.94
  Diluted...........................  $  0.17   $  0.28   $  0.71   $  1.40   $  1.50   $  0.97   $  0.94
WEIGHTED AVERAGE SHARES OUTSTANDING
  USED TO COMPUTE (PRO FORMA
  (UNAUDITED) FOR 1996 AND 1995):
  Basic.............................   14,602    14,602    14,602    14,602    14,602    14,602    14,602
  Diluted...........................   14,720    14,603    14,712    14,771    14,771    14,673    14,602
OTHER OPERATING DATA:
  EBITDA(4).........................  $ 5,553   $ 7,008   $20,900   $35,581   $37,033   $25,986   $23,274
  Capital expenditures..............      542     8,046    14,027    41,837    13,799     3,010    11,788
  International revenues as a % of
    total revenues..................       31%       46%       39%       35%       37%       31%       37%

                                         AS OF
                                     MARCH 31, 2000
                                     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents........     $    268
  Total assets.....................      109,272
  Bank borrowings..................        1,400
  Total shareholders' equity.......     $ 94,767

---------------

(1) Selling, general and administrative expenses for the three months ended March 31, 2000 and 1999 include plant start-up costs of $27,000 and $360,000, respectively. For the years ended December 31, 1999 and 1998, selling, general and administrative expenses include plant start-up costs of $1,464,000 and $451,000, respectively. In 1996, selling, general and administrative expenses include an incremental charge of $877,225 relating to accelerated recognition of compensation expense for the vesting of restricted stock in connection with the Company's initial public offering.

(2) Pro forma data reflect the effects on historical income data for the years ended December 31, 1996 and 1995 as if the Company had been treated as a C Corporation for the entire year for income tax purposes, with an estimated effective income tax rate of 37%. The Company terminated its S Corporation election on April 23, 1996 prior to its initial public offering.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

(4) EBITDA represents earnings before income taxes, interest expense and depreciation and amortization. EBITDA data are included because management understands that such information is considered by certain investors as an additional basis on which to evaluate our ability to pay interest, repay debt and make capital expenditures. Because all companies do not calculate EBITDA identically, the presentation of EBITDA herein is not necessarily comparable to similarly entitled measures of other companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles.

                                  RISK FACTORS

     An investment in our common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying shares of common stock.

OUR BUSINESS AND FINANCIAL PERFORMANCE DEPEND ON THE LEVEL OF ACTIVITY IN THE NATURAL GAS AND OIL INDUSTRIES.

     Our operations are materially dependent upon the levels of activity in natural gas and, to a lesser extent, oil exploration, development and production. These activity levels are affected by both short-term and long-term trends in natural gas and oil prices. In recent years, natural gas and oil prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including initiatives by the Organization of Petroleum Exporting Countries, have contributed, and are likely to continue to contribute, to price volatility. A prolonged reduction in natural gas and oil prices would depress the level of natural gas and oil exploration, development, production and well completions activity and result in a corresponding decline in the demand for our products. Such a decline could have a material adverse effect on our results of operations and financial condition.

OUR BUSINESS AND FINANCIAL PERFORMANCE COULD SUFFER IF NEW PROCESSES ARE DEVELOPED TO REPLACE HYDRAULIC FRACTURING.

     Substantially all of our products are proppants used in the completion and recompletion of natural gas and oil wells through the process of hydraulic fracturing. The development of new processes for the completion of natural gas and oil wells leading to a reduction in or discontinuation of the use of the hydraulic fracturing process could cause a decline in demand for our products and could have a material adverse effect on our results of operations and financial condition.

WE MAY BE ADVERSELY AFFECTED BY DECREASED DEMAND FOR CERAMIC PROPPANTS OR THE DEVELOPMENT BY OUR COMPETITORS OF EFFECTIVE ALTERNATIVE PROPPANTS.

     Ceramic proppants are a premium product capable of withstanding higher pressure and providing more highly conductive fractures than mined sand, which is the most commonly used proppant type. Although we believe that the use of ceramic proppants generates higher production rates and more favorable production economics than mined sand, a significant shift in demand from ceramic proppants to mined sand could have a material adverse effect on our results of operations and financial condition. The development and use of effective alternative proppants could also cause a decline in demand for our products, and could have a material adverse effect on our results of operations and financial condition.

WE OPERATE IN A COMPETITIVE MARKET.

     We compete with two other suppliers of ceramic proppants, as well as with suppliers of sand and resin-coated sand for use as proppants, in the hydraulic fracturing of natural gas and oil wells. The proppants market is highly competitive and no one supplier is dominant.

WE RELY UPON, AND RECEIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUES FROM, A LIMITED NUMBER OF KEY CUSTOMERS.

     During 1999, our largest customers were, in alphabetical order, BJ Services Company, Dowell and Halliburton Company, the three largest participants in the worldwide petroleum pressure pumping industry. Although the end users of our products are the operators of natural gas and oil wells that hire the pumping service companies to hydraulically fracture wells, these three customers accounted collectively for approximately 85% of our 1999 revenues. We generally supply our pumping service industry customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the end user well operators being satisfied with both past product and delivery performance. Although we believe our relations with our customers and the major well operators are excellent, a material decline in the level of sales to any one of our major customers due to unsatisfactory product performance, delivery delays or any other reason could have a material adverse effect on our results of operations and financial condition.

WE MAY BE ADVERSELY AFFECTED BY ALLEGATIONS OF ANTITRUST VIOLATIONS IN THE PROPPANTS INDUSTRY.

     In April 1999, we were served with a U.S. federal grand jury subpoena requesting the production of documents in connection with an investigation by the Antitrust Division of the U.S. Department of Justice of possible anticompetitive activity in the proppants industry. We have complied with this request. Although it is not possible at this time to predict the outcome of this investigation, an ultimate finding by a court that the Company engaged in such activity could have a material adverse effect on our results of operations and financial condition. In addition, one or more private litigants could pursue claims against us for any violation of the antitrust laws. Responding to the Department of Justice investigation has resulted and may continue to result in substantial cost to us.

WE RELY ON CERTAIN PATENTS.

     We own nine issued United States patents and 24 issued foreign patents. These patents generally cover the manufacture and use of our products. The current versions of the six most important U.S. patents expire at various times in the years 2002 through 2009, with the two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppants to the natural gas and oil industry. There can be no assurance that our patents will not be challenged or circumvented by competitors in the future or will provide us with any competitive advantage, or that other companies will not be able to market functionally similar products without violating our patent rights. We intend to enforce and have in the past vigorously enforced our patents. We may be involved from time to time in the future, as we have been in the past, in litigation to determine the enforceability, scope and validity of our patent rights. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. Furthermore, the invalidation of our United States patent rights and the subsequent entry of additional competitors into the market to supply ceramic proppants could have a material adverse effect on our results of operations and financial condition.

WE DEPEND ON THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER.

     We depend on the services of Jesse P. Orsini, our President and Chief Executive Officer, who has been involved in the ceramic proppants business since 1979. The loss of the services of Mr. Orsini could have a material adverse effect on our results of operations and financial condition. Mr. Orsini has an employment agreement with the Company which will expire on June 30, 2001.

THE COMPANY IS CONTROLLED BY ITS PRINCIPAL SHAREHOLDERS, INCLUDING MEMBERS OF THE BOARD OF DIRECTORS, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS.

     Following the offering, the Company's six largest shareholders will own approximately 64.8% of the outstanding shares of common stock. Although we believe they have no agreement to do so, if those shareholders (or certain of them) act together they will have the ability to control the election of the Company's directors and other matters requiring a shareholder vote.

THE MARKET PRICE OF OUR STOCK MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE.

     Although we cannot predict the timing or amount of future sales of common stock or the effect that the availability of such shares will have on the market price from time to time, sales of significant amounts of common stock in the public market following the offering could adversely affect the market price of the common stock. Our six largest shareholders, including certain of the selling stockholders, who collectively will hold approximately 64.8% of the shares of common stock that will be outstanding after the offering

(63.6% of the shares if the over-allotment option is exercised in full), have agreed not to offer to sell, sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus, without the prior consent of Lehman Brothers Inc. After the expiration of such period, however, such shareholders may sell all of their shares of common stock pursuant to Rule 144 under the Securities Act of 1933 or otherwise.

     Future sales of common stock, or the perception that future sales could occur, could adversely affect prevailing market prices for the common stock.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND OF DELAWARE LAW MAY DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF THE COMPANY.

     Various provisions of our organizational documents and of the law of Delaware, where we are incorporated, may delay, deter or prevent a change in control of the Company not approved by our board of directors. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. There also are a substantial number of authorized but unissued shares of common stock that could be issued for such purpose.

     Section 203 of the Delaware general corporation law imposes restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the common stock.

     These provisions of our organizational documents and Delaware law, together with the control of approximately 64.8% of the outstanding shares of common stock by our six largest shareholders upon completion of the offering, could discourage potential acquisition proposals and could delay, deter or prevent a change in control of the Company. These provisions also could make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions could diminish the opportunities for a shareholder to participate in tender offers, including tender offers at prices above the then-current market price of the common stock, and may also inhibit increases in the market price of the common stock that could result from takeover attempts or speculation.

THE MARKET PRICE OF THE COMMON STOCK WILL FLUCTUATE, AND COULD FLUCTUATE SIGNIFICANTLY.

     The market price of the common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

     - the liquidity of the market for our common stock;

     - differences between our actual financial or operating results and those expected by investors and analysts;

     - changes in analysts' recommendations or projections;

     - new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;

     - changes in general economic or market conditions; and

     - broad market fluctuations.

OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM RESULTS ANTICIPATED IN FORWARD-LOOKING STATEMENTS WE MAKE.

     Some of the statements included or incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include statements in the "Business" section of this prospectus relating to trends in the natural gas and oil industries, including exploration, development and production activity and the demand for ceramic proppants. These forward-looking statements also include statements relating to our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus and of our annual report on Form 10-K for the year ended December 31, 1999. In addition, we have made and may continue to make forward-looking statements in other filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers. Our actual results could differ materially from those anticipated in these forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock began trading on the NASDAQ National Market under the symbol CRBO upon completion of our initial public offering on April 23, 1996. We have applied to list the common stock on the New York Stock Exchange. Per share stock prices for the quarterly periods during 2000, 1999 and 1998 as reported by NASDAQ were as follows:

                                                                LOW      HIGH
                                                              -------   -------
1998
  First quarter.............................................  $26.625   $39.000
  Second quarter............................................   32.500    38.000
  Third quarter.............................................   16.250    36.000
  Fourth quarter............................................   16.688    29.250
1999
  First quarter.............................................  $14.000   $22.250
  Second quarter............................................   17.750    30.438
  Third quarter.............................................   20.000    32.250
  Fourth quarter............................................   19.000    30.000
2000
  First quarter.............................................  $20.000   $29.500
  Second quarter (through May 15, 2000).....................   25.625    34.750

     The Company paid quarterly cash dividends of $0.075 per share on its common stock in 1998, 1999 and the first quarter of 2000. The Company's current intention, subject to its financial condition, the amount of funds generated from operations and the level of capital expenditures, is to continue to pay quarterly dividends to shareholders of its common stock at the rate of $0.075 per share.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL BUSINESS CONDITIONS

     CARBO Ceramics Inc. manufactures and sells ceramic proppants for use in the hydraulic fracturing of oil and natural gas wells. Hydraulic fracturing is the most common technique used to stimulate production from hydrocarbon bearing formations. The process involves pumping fluids into an oil or gas well at very high pressure in order to fracture the rock formation that contains the hydrocarbons. As the fracture is created, the fluids are blended with granular materials, or proppants, which fill the fracture and prop it open after the pressure pumping ceases. The proppant filled fracture creates a highly permeable channel that enables the oil or gas to flow more freely from the formation, thereby increasing production from the well.

     Ceramic proppants are premium products that are sold at higher prices than sand or resin-coated sand, the two primary alternative proppants. The principal advantage of ceramic proppants is that they are stronger than sand-based proppants. The higher strength of ceramic proppants results in higher production rates in deep wells where sand or resin-coated sand may be crushed under high closure stress. Consequently, the level of deep drilling activity (generally defined as wells deeper than 7,500 feet) influences the Company's business. Ceramic proppants are also more uniform in size and shape than sand-based proppants. This uniformity can result in higher production rates than sand-based proppants when used in wells that do not otherwise require ceramics for their higher strength.

     As deep drilling, particularly in North America, is typically focused on the production of natural gas, the Company's business is significantly impacted by the number of natural gas wells drilled in North America. In markets outside North America, sales of the Company's products have historically been less dependent on natural gas markets but are influenced by the overall level of drilling activity. Furthermore, because the decision to use ceramic proppants is based on the present value economics of comparing the higher cost of ceramic proppants to the future value derived from increased production rates, the Company's business is secondarily influenced by the price of natural gas and oil.

     From 1986 through 1996, the ceramic proppant industry had productive capacity in excess of demand. The competitive pressure brought on by this excess capacity made it difficult for the Company to raise prices on its products. However, the Company continued to grow its revenues through the introduction of new ceramic proppants aimed at increasing the use of ceramic proppants in the fracturing of medium depth wells, which had previously been fractured with sand-based proppants. CARBOLITE(R) was introduced in 1986 and is the Company's most popular product in the oil-dominated export market. CARBOECONOPROP(R), which was introduced in 1992, has been widely accepted in the industry and has been the Company's fastest growing product line over the past five years. The Company expects that CARBOECONOPROP(R) will continue to be the fastest growing product line in the foreseeable future.

     In the latter half of 1996, the industry began to operate near full capacity and product availability on certain product lines was limited. In 1997, demand for ceramic proppants continued to increase and the availability of all ceramic products was limited. Based on the strong market demand, the Company raised prices on its products by an average of 5%, effective in the first quarter 1997. Drilling activity and the demand for ceramic proppants remained strong throughout 1997 and the Company generated record earnings for the year. The Company raised prices on its products by an average of 5%, effective in the first quarter of 1998. Strong demand for ceramic proppants continued through the first half of 1998, with the Company realizing record financial results for the first three quarters of the year. However, in the second half of 1998, a rapid decline in oil prices resulted in a significant reduction in the number of oil and gas wells drilled and completed. The Company felt the effects of this decline in the fourth quarter of 1998 as revenues decreased by 29% from the previous quarter and 33% from the fourth quarter of 1997.

     Oil prices remained depressed through much of the first half of 1999 and worldwide drilling activity decreased dramatically. In 1999, the worldwide rig count averaged 1,442, a decline of 22% from 1998 and 33% from 1997. Future growth in the Company's revenues and net income are dependent on the future demand for ceramic proppants that is generated from the demand for natural gas and oil worldwide and on the Company's ability to continue to penetrate the market for sand-based proppants. Management believes that the worldwide demand for natural gas will continue to increase due to the abundance, relatively low cost and environmental benefits of natural gas as a source of energy. With this in mind, the Company initiated construction of its new manufacturing facility in McIntyre, Georgia in July 1997. The plant was completed in the first quarter of 2000 at a total cost of approximately $60 million. Initial capacity of the plant is expected to be 200 million pounds per year, an increase of approximately 57% over previous manufacturing capacity. The first line of the new facility was started up in June 1999, and was running at 100% of design capacity for portions of the fourth quarter of 1999. The second line reached full capacity in March 2000.

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

     Operating results for the first quarter of 2000 reflect a strong recovery in drilling activity and in the demand for ceramic proppants. However, operating margins were depressed due to the high cost of production experienced during the start-up of the McIntyre production facility. Management believes that the strong demand for the Company's products in the first quarter resulted primarily from an improvement in the domestic natural gas market.

REVENUES

     Revenues for the first quarter 2000 were $22.1 million, a 10% increase from the first quarter 1999. The increase was due to an 18% increase in sales volume, partially offset by a decrease in the average selling price of our high-strength products (CARBOHSP(TM) and CARBOPROP(R)).

     The number of rigs drilling for natural gas in the U.S. during the first quarter of 2000 was 43% higher than the same period a year earlier and this increased activity resulted in a 48% increase in our domestic sales volume versus the first quarter of 1999. Our sales in the U.S. were the highest ever recorded for a single quarter since the formation of the Company. Sales volume in Canada increased 36% versus the previous year, also due to strong natural gas drilling activity. Other international markets, which have not recovered as quickly from the depressed levels seen in the latter part of 1999, decreased 41% versus the first quarter of 1999.

     The gains attributable to the increase in volume were partially offset by a decrease in the average selling price of our high-strength products (CARBOHSP(TM) and CARBOPROP(R)) as compared to the same period a year ago. This price erosion occurred during the last half of 1999 and was primarily due to a weak industry environment and competitive pressures in the South Texas market.

GROSS PROFIT

     Gross profit for the quarter was $6.7 million or 31% of sales as compared to $10.0 million or 50% of sales for the first quarter 1999. The decrease in gross profit was due to increased manufacturing costs associated with the start-up of a new production facility in McIntyre, Georgia. This new facility contains two distinct production lines. The first production line began operation in June 1999 and demonstrated the ability to run at its full design capacity by November 1999. At that time, the first production line was shut down and production was initiated on the second production line. The second line reached full capacity in March 2000. During this start-up period, each of the Company's three production facilities operated at less than full capacity causing production costs to increase. While this operating strategy adversely affected the Company's operating margins, management believes it will allow the Company to operate more efficiently in the future.

     Gross profit margins for the first quarter 2000 were also negatively impacted by the price reduction on high-strength products as compared to the first quarter 1999 and the high cost of trucking lightweight products from the Eufaula and McIntyre facilities to remote storage facilities in response to product shortages.

     Management believes that gross profit margins will increase in the second quarter of 2000 as the Company operates each of its production facilities at more efficient levels.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AND PLANT START-UP COSTS

     Selling, general and administrative expenses and plant start-up costs were $2.9 million for the first quarter of 2000 and $3.6 million for the corresponding period of 1999. Expenses as a percentage of sales decreased from 17.8% in the first quarter 1999 to 12.9% for the same period in 2000.

     Included in 1999 expenses was the write-off of $475,000, representing a portion of the accounts receivable due from Fracmaster, LTD., a customer that experienced financial difficulties and obtained a court order under the Companies Creditors Arrangement Act. 1999 expenses also included $184,000 in research and development costs related to the development of products for the foundry industry. Areas of increased selling, general and administrative spending during the first quarter 2000 include marketing and distribution costs related to a higher level of sales activity and legal fees. With the completion of the McIntyre manufacturing facility, plant start-up costs declined by $333,000 versus the first quarter 1999.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NET INCOME

                                                           PERCENT              PERCENT
                                                  1999     CHANGE      1998     CHANGE     1997
                                                 -------   -------    -------   -------   -------
                                                                 ($ IN THOUSANDS)
Net Income.....................................  $10,512     (49)%    $20,708     (6)%    $22,089

     We reported net income for 1999 that was 49% below the previous year. A significant reduction in oil and gas drilling activity, combined with higher than expected costs at our manufacturing facilities, start-up costs at our new facility in McIntyre, Georgia, and price pressure on the high strength products in the South Texas market were the primary causes of the decline.

     Although we reported record net income through the first nine months of 1998, a dramatic reduction in oil prices and related drilling activity resulted in a significant decline in our sales volume in the fourth quarter of 1998. As a result, net income for 1998 declined by 6% from 1997.

     Individual components of net income are discussed below.

REVENUES

                                                           PERCENT              PERCENT
                                                  1999     CHANGE      1998     CHANGE     1997
                                                 -------   -------    -------   -------   -------
                                                                 ($ IN THOUSANDS)
Revenues.......................................  $69,738     (17)%    $84,095     (1)%    $85,122

     Our 1999 revenues of $69.7 million were 17% lower than 1998 revenues. Total sales volumes decreased by 12%, with domestic volumes down 15% and export volumes down 7% from 1998. The decline in domestic volumes was due in large part to a significant decline in sales of CARBOECONOPROP(R) into the south Texas market -- the result of a dramatic drop in rig activity in that area of the country, and a significant decrease in Alaskan activity -- the direct result of lower oil prices. Revenues were also negatively impacted by price pressure on high strength products in the South Texas market. The decline in export volume was due primarily to a decrease in sales into the Pacific Rim region.

     Our 1998 revenues of $84.1 million were 1% lower than revenues in 1997. Sales volume decreased 3% from 1997, but the effect of this was offset by an increase in the average selling price that was the result of a price increase of approximately 5% which became effective in January 1998. Domestic sales volumes increased 1% from 1997, while export volumes decreased 10%. The most substantial volume decline occurred in Russia where we experienced a 76% decrease from 1997 to 1998. Despite the overall slow down in drilling activity in 1998, the volume of CARBOECONOPROP(R) products sold increased by 20% over 1997. The largest part of this increase was represented by sales into Mexico.

GROSS PROFIT

                                                           PERCENT              PERCENT
                                                  1999     CHANGE      1998     CHANGE     1997
                                                 -------   -------    -------   -------   -------
                                                                 ($ IN THOUSANDS)
Gross Profit...................................  $28,020     (34)%    $42,430     (1)%    $42,936
Gross Profit %.................................       40%                  50%                 50%

     Our cost of goods sold consists of manufacturing costs and packaging and transportation expenses associated with the delivery of our products to our customers. Variable manufacturing expenses include raw materials, labor, utilities and repair and maintenance supplies. Fixed manufacturing expenses include depreciation, property taxes on production facilities, insurance and factory overhead.

     Gross profit for 1999 was $14,410,000 lower than 1998. Gross profit as a percentage of sales was 40% for 1999, compared to 50% for 1998. The significant decrease in gross profit was the result of the decrease in revenues discussed above and an increase in production expenses. The increase in production expenses was the direct result of management's decision to start-up the new production facility in McIntyre, Georgia despite the weak demand experienced through much of 1999. This decision was made to position the Company for a recovering market in 2000 but resulted in all three of the Company's manufacturing facilities operating at less than full capacity. In addition, costs at the New Iberia facility were adversely affected by a six-week maintenance shutdown in May/June to install a new kiln shell and replace the rotation system. These increases in cost were partially offset by lower freight costs experienced in transferring finished goods from the Eufaula manufacturing facility to the remote storage facility in San Antonio, Texas. High freight costs were incurred in 1998 due to rail service problems related to the merger of the Union Pacific and Southern Pacific railway systems.

     Gross profit for 1998 decreased by $506,000 from 1997. Gross profit as a percentage of sales remained unchanged at 50% for 1998 as compared to 1997. The positive effects of the price increase in January 1998 and lower manufacturing costs at the New Iberia manufacturing facility were offset by an increase in the percentage of lower-priced CARBOECONOPROP(R) sales (52% of 1998 volume compared to 42% of 1997 volume) and an increase in freight costs incurred in transferring material from the Eufaula, Alabama manufacturing facility to the remote storage facility in San Antonio, Texas. The increased freight costs were the result of rail service problems, including delays in delivery and improper routing of rail cars following the merger of the Union Pacific and Southern Pacific railway systems. The lower production costs achieved at New Iberia were the result of improved efficiency due to increased production and lower maintenance spending as compared to 1997.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES AND PLANT START-UP COSTS

                                                             PERCENT             PERCENT
                                                    1999     CHANGE      1998    CHANGE     1997
                                                   -------   -------    ------   -------   ------
                                                                  ($ IN THOUSANDS)
SG&A.............................................  $11,761     18%      $9,977     12%     $8,915
SG&A as a % of revenues..........................     16.9%               11.9%              10.5%

     Selling, general and administrative expenses increased by $1,784,000 in 1999 over 1998. SG&A expenses also increased as a percentage of sales to 16.9% in 1999 from 11.9% in 1998. The single largest contributor to these increased costs was start-up expenses related to the new manufacturing facility in McIntyre, Georgia. These expenses totaled $1,464,000 in 1999, compared to $451,000 during 1998. Other significant items include expenses related to exploring the marketing and manufacturing potentials in China, New Iberia plant trials to develop products for non-oilfield applications (charged to research and development), legal fees related to a Department of Justice inquiry, and a write-off of most of the receivables of one of our customers. This customer has subsequently been acquired by one of our three major customers.

     Selling, general and administrative expenses increased by $1,062,000 in 1998 over 1997. SG&A expenses also increased as a percentage of sales to 11.9% in 1998 from 10.5% in 1997. The largest increases were in marketing expenses. Additional sales personnel were employed in anticipation of additional manufacturing capacity and to explore new markets for our products outside the oilfield. In addition, we have contracted with an outside consultant to provide assistance to our marketing department in developing technical sales presentations. An increase in depreciation expense resulted from expansions at our Edmonton, Canada and Rock Springs, Wyoming remote storage facilities, both of which were completed during the first half of 1998. We also incurred $451,000 of start-up costs during 1998 related to the construction of the new manufacturing facility in McIntyre, Georgia.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $0.3 million as of March 31, 2000, an increase of $0.1 million from December 31, 1999. The increase in cash and cash equivalents was due to cash generated from operations of $2.1 million, net repayments against the Company's line of credit of $0.4 million, capital spending of $0.5 million, and cash dividends of $1.1 million.

     Our current intention, subject to our financial condition, the amount of funds generated from operations and the level of capital expenditures, is to continue to pay quarterly dividends to shareholders of our common stock at the rate of $0.075 per share.

     The Company maintains an unsecured line of credit in the amount of $10.0 million. As of March 31, 2000, there was $1.4 million outstanding under the credit agreement. The Company is currently engaged in negotiations to extend or renew its line of credit beyond 2000. The Company anticipates that cash provided by operating activities and funds available under its line of credit will be sufficient to meet planned operating expenses, tax and dividend requirements and capital expenditures through 2000.

IMPACT OF YEAR 2000

     In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. During 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We expensed approximately $49,000 during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our critical computer applications and those of our suppliers and vendors throughout 2000 to ensure that any latent Year 2000 matters that may arise are promptly addressed.

                                    BUSINESS

GENERAL

     CARBO Ceramics is the world's leading producer of ceramic proppants, which are high-strength, spherical pellets used in the hydraulic fracturing of natural gas and oil wells. Demand for ceramic proppants depends generally upon the demand for natural gas and oil and on the number of natural gas and oil wells drilled, completed or recompleted worldwide. More specifically, the demand for ceramic proppants is dependent on the number of oil and gas wells that are hydraulically fractured to stimulate production.

     Hydraulic fracturing is the most widely used method of stimulating production from oil and gas bearing formations. In the hydraulic fracturing process, large volumes of proppant are mixed with a highly viscous fluid to form a slurry. Using high-pressure hydraulic pumps, the slurry is pumped into the well at pressures sufficient to create a fracture in the rock formation that contains the gas or oil. Once the fracture is created, the pressure is removed and the proppants remain in the fracture, creating a highly permeable pathway through which the oil and gas can flow more readily. The end result is increased production rates and improved economics for the operator of the well.

     The three primary proppants used worldwide are sand, resin-coated sand and ceramics. Ceramic proppants sell at a premium price versus alternative proppants due to their superior strength and uniform size and shape. The superior strength of ceramic proppants relative to sand-based proppants allows them to be used in deeper formations where increased stress is placed on the proppant. This attribute results in ceramic proppants being used primarily in the stimulation of natural gas wells, which tend to be deeper than oil wells. We estimate that approximately 90% of our sales are for use in the stimulation of natural gas wells. The uniform size and shape of man-made ceramic proppants generate larger pore spaces in the fracture, allowing oil and gas to flow more freely through the formation, regardless of stress, making ceramic proppants economically attractive in shallower reservoirs.

     We believe that the worldwide demand for natural gas will continue to increase due to the abundance, relatively low cost and environmental benefits of natural gas as a source of energy. We also believe that natural gas drilling activity in North America has the potential to grow faster than the demand for natural gas due to increasing depletion rates and the decreasing size of remaining natural gas reservoirs, and that future drilling activity will increasingly be targeted at deeper and more complex reservoirs for which the use of ceramic proppants is an effective method of increasing production. Furthermore, we believe that we can benefit from the increasing development of natural gas reserves and the increased use of hydraulic fracturing technology in international markets.

     At the time of our founding in 1978, we manufactured a single high-strength proppant designed for use in deep oil and gas wells where alternative proppants lacked the strength necessary to hold open the fracture. Beginning in 1982, we pursued a strategy of manufacturing and marketing less costly and more competitively priced ceramic proppants to capture a greater portion of the large existing market for sand-based proppants. While these new products do not have the performance characteristics of the Company's premium product lines, they are less costly to produce and are also technically superior to sand-based proppants. More recently, we have developed a technical marketing program to demonstrate the economic benefits of ceramic proppants' uniform size and shape, which qualify them for use in shallower reservoirs that have historically been stimulated with sand-based proppants.

     Although reliable information is generally not available regarding the worldwide demand for proppants, based on our internally generated market information and information contained in the United States Geological Survey Minerals Yearbook, we estimate total demand for proppants produced in the Western Hemisphere to be approximately 3.8 billion pounds annually. We believe that ceramic proppants make up approximately 14% of the total proppant market and that we supply approximately 60% of the ceramic proppants and 8% of all proppants used worldwide.

OUR PRODUCTS

     We manufacture four distinct ceramic proppants. CARBOHSP(TM)2000 and CARBOPROP(R) are premium priced, high strength proppants designed primarily for use in deep gas wells. CARBOHSP(TM)2000 was introduced in January 2000 and is an improved version of CARBOHSP, which was introduced in 1979 as the original ceramic proppant. CARBOHSP(TM)2000 has the highest strength of the ceramic proppants manufactured by CARBO Ceramics and is used primarily in the fracturing of deep gas wells. CARBOPROP(R), which we introduced in 1982, is slightly lower in weight and strength than CARBOHSP(TM)2000 and was developed for use in deep gas wells that do not require the strength of CARBOHSP(TM)2000.

     The CARBOLITE(R) and CARBOECONOPROP(R) products are lightweight, intermediate strength proppants designed for use in gas wells of moderate depth and shallower oil wells. The products are manufactured and sold to compete directly with sand-based proppants. CARBOLITE(R), introduced in 1984, is used in medium depth oil and gas wells, where the additional strength of ceramic proppants may not be essential, but where higher production rates can be achieved due to the product's roundness and uniform grain size.

     CARBOECONOPROP(R), introduced in 1992 to compete directly with sand-based proppants, is our lowest priced and fastest growing product. The introduction of CARBOECONOPROP(R) has resulted in ceramics being used in many new markets by end users that had not previously used ceramic proppants. We believe that many of the users of CARBOECONOPROP(R) had previously used sand or resin-coated sand.

OUR STRATEGY

     Our strategy consists of the following key components:

     Maintain sufficient production capacity and inventory ahead of demand. In the past, our opportunities for growth have been limited by our production capacity. The new McIntyre, Georgia plant, which was completed in early 2000, increases our production capacity by 200 million pounds per year and positions us to take advantage of the anticipated recovery in drilling activity. The McIntyre facility was designed to be expanded to 400 million pounds of annual capacity and we plan to continue to expand our production capabilities as industry demand dictates. Furthermore, we will continue to supply our customers with just-in-time inventory which eliminates their need to maintain inventory. We believe our worldwide distribution network is the most extensive in the proppant industry and allows us to maintain on-time delivery performance and product availability, which are important factors in differentiating us from our competitors. We will continue to invest in distribution facilities to service growing geographic markets.

     Aggressively market our products to direct customers and end users. We recognize the importance of a technical marketing program when selling a product that offers financial benefits over time but is initially more costly than alternative products. We market our products both to our direct customers and to owners and operators of natural gas and oil wells, who are the end users of our products. Beginning in 1999, we increased our marketing efforts to production companies in an attempt to increase the "pull through" demand of our products. We intend to expand our technical sales force in 2000 and to continue to increase our efforts to educate end users on the benefits of using ceramic proppants. We currently provide a variety of technical support services and we have developed computer software that models the cost/benefit advantages of using ceramic proppants in the fracture stimulation of natural gas and oil wells.

     Increase our penetration into traditionally sand proppant markets. Although ceramic proppants have traditionally been used in the stimulation of deep gas wells where closure stress is high and proppant strength is critical, new technical data show that the uniform shape of ceramic proppants can generate greater conductivity and higher production rates in shallower oil wells that would not otherwise require the strength of ceramic proppants. In 1999, we introduced a new technical marketing strategy that uses this data to support the use of ceramic proppants in shallower wells. In 2000, we intend to use an expanded technical sales staff to educate end users on the benefits of using ceramic proppants in shallower wells. We expect this initiative to increase our penetration into market segments that have historically been dominated by sand-based proppants.

     Continue to explore and develop alternative applications in non-oilfield markets. We will continue to pursue non-oilfield markets for our products and have developed finer products for use in the foundry market and increased our distribution channels to that market. We have also made modest sales in the grinding media market and begun studies in the catalyst and filtration markets.

CUSTOMERS AND MARKETING

     Our largest customers are, in alphabetical order, BJ Services Company, Dowell and Halliburton Company, the three largest participants in the worldwide petroleum pressure pumping industry. These companies collectively accounted for approximately 85% of our 1999 revenues and approximately 88% of our 1998 revenues. However, the end users of our products are the operators of natural gas and oil wells that hire the pressure pumping service companies to hydraulically fracture wells. We have historically worked with the pressure pumping service companies to present the advantages of using ceramic proppants to the operators of natural gas and oil wells. We generally supply our customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the well operators being satisfied with both product quality and delivery performance.

     We recognize the importance of a technical marketing program when selling a product that offers financial benefits over time but is initially more costly than alternative products. We must market our products both to our direct customers and to owners and operators of natural gas and oil wells. Our sales and marketing staff regularly calls on and keeps close contact with the people who are influential in the proppant purchasing decision: production companies, regional offices of well service companies that offer pressure pumping services and various completion engineering consultants. Beginning in 1999, we increased our marketing efforts to production companies. We intend to expand our technical sales force in 2000 and continue to increase our efforts to educate end users on the benefits of using ceramic proppants. We currently provide a variety of technical support services and have developed computer software that models the return on investment achievable by using our ceramic proppants versus that of other proppants in the hydraulic fracturing of a natural gas or oil well.

     The Company's Vice President of Marketing and Technology coordinates worldwide sales and marketing activities. The Company's export marketing efforts in 1999 were conducted through its sales office in Aberdeen, Scotland and through commissioned sales agents located in South America, China and Australia.

     The Company's ceramic proppants are used worldwide by U.S. customers operating abroad and by foreign customers. Sales outside the United States accounted for 39%, 35% and 37% of the Company's sales for 1999, 1998 and 1997, respectively.

     The distribution of the Company's export and domestic revenues is shown below, based upon the region in which the customer used the proppants:

                                                              1999    1998    1997
                                                              -----   -----   -----
                                                                 ($ IN MILLIONS)
LOCATION
  United States.............................................  $42.3   $54.3   $53.3
  International.............................................   27.4    29.8    31.8
                                                              -----   -----   -----
          Total.............................................  $69.7   $84.1   $85.1
                                                              =====   =====   =====

COMPETITION AND MARKET SHARE

     Our chief worldwide competitor is Norton-Alcoa Proppants ("Norton-Alcoa"). Norton-Alcoa is a joint venture of Compagnie de Saint-Gobain, a French glass and materials company, and Aluminum

Company of America. Norton-Alcoa manufactures ceramic proppants that directly compete with each of our products. In addition, Mineraco Curimbaba ("Curimbaba"), based in Brazil, manufactures a sintered bauxite product similar to our CARBOHSP(TM)2000, which is marketed in the United States under the name "Sinterball". We believe that Curimbaba has not expanded its U.S. product line to include a full range of ceramic proppants and is unlikely to do so in light of patents held by us and Norton-Alcoa. We believe that we supply approximately 60% of the ceramic proppants and approximately 8% of all proppants used by the oilfield services companies that perform fracturing services worldwide.

     Competition for CARBOHSP(TM)2000 and CARBOPROP(R) includes ceramic proppants manufactured by Norton-Alcoa and Curimbaba. The Company's CARBOLITE(R) and CARBOECONOPROP(R) products compete with ceramic proppants produced by Norton-Alcoa and with sand-based proppants for use in the hydraulic fracturing of medium depth natural gas and oil wells. The leading suppliers of mined sand are Unimin Corp., Badger Mining Corp., Fairmount Minerals Limited, Inc. and Ogelbay-Norton Company. The leading suppliers of resin-coated sand are Borden Proppants Corp. and Santrol, a subsidiary of Fairmount Minerals.

     We believe that the most significant factors that influence a customer's decision to purchase our products are (i) price/performance ratio, (ii) on-time delivery performance, (iii) technical support and (iv) proppant availability. We believe that our products generate improved production rates for the operators of oil and gas wells and are competitively priced relative to their performance, and that our delivery performance is excellent. We also believe that our development of technical performance data has enhanced our ability to market our products by enabling us to demonstrate to operators of oil and gas wells the economic benefits of using ceramic proppants in an increasingly broad range of applications, thereby increasing the overall market for our products.

     Prior to 1997, we had generally maintained sufficient inventory to satisfy demand for our products. However, beginning in 1997 and continuing through the first half of 1998, it became obvious to our management that previous capacity additions were insufficient to satisfy demand in an improving market. We addressed this issue through the construction of a new manufacturing facility in McIntyre, Georgia, which was completed and began limited production in June 1999. With the completion of our new production facility in McIntyre, Georgia in the first part of 2000, we have increased our production capacity by approximately 57% and now have the ability to benefit from the growing demand for ceramic proppants.

     We continually conduct testing and development activities with respect to alternative raw materials to be used in our existing production methods and alternative production methods. We are not aware of the development of alternative products for use as proppants in the hydraulic fracturing process. We believe that the main barriers to entry for additional competitors are the patent rights held by the Company and certain of our current competitors and the capital costs involved in building production facilities of sufficient size to be operated efficiently.

DISTRIBUTION

     We maintain finished goods inventories at our plants in New Iberia, Louisiana, Eufaula, Alabama, and McIntyre, Georgia, and at seven remote stocking facilities located in: Rock Springs, Wyoming; Oklahoma City, Oklahoma; San Antonio, Texas; Fairbanks, Alaska; Edmonton, Alberta, Canada; Rotterdam, The Netherlands; and Tianjin, China. The North American remote stocking facilities consist of bulk storage silos with truck trailer loading facilities. We own the facilities in San Antonio, Rock Springs and Edmonton and subcontract the operation of the facilities and transportation to a local trucking company in each location. The remaining stocking facilities are owned and operated by local trucking companies under contract with the Company. The North American sites are supplied by rail, and the sites in the Netherlands and China are supplied by container ship. In total, we lease 123 rail cars for use in the distribution of our products. The price of our products sold for delivery in the lower 48 United States and Canada includes just-in-time delivery of proppants to the operator's well site, which eliminates the need for customers to maintain an inventory of ceramic proppants.

RAW MATERIALS

     Ceramic proppants are made from alumina-bearing ores (commonly referred to as bauxite, bauxitic clay or kaolin, depending on the alumina content), that are readily available on the world market. Bauxite is largely used in the production of aluminum metal, refractory material and abrasives. The main deposits of alumina-bearing ores in the United States are in Arkansas, Alabama and Georgia; other economically mineable deposits are located in Australia, China, Jamaica, Russia and Surinam.

     For the production of CARBOHSP(TM)2000, the Company uses calcined, abrasive-grade bauxite imported from Australia. The Company has entered into an agreement with a sole supplier to supply its anticipated need for this ore in 2000. For the production of CARBOPROP(R), the Company uses bauxitic clay mined in Arkansas. The Company has entered into a contract for the processing and supply of Arkansas bauxitic clay. The Company believes that this agreement, which stipulates a fixed price for the ore, subject to annual upward adjustments in accordance with a producer price index, will provide a sufficient supply of bauxite and bauxitic clay to meet its anticipated requirement through 2001.

     Our Eufaula facility exclusively employs locally mined uncalcined kaolin for the production of CARBOLITE(R) and CARBOECONOPROP(R). We have entered into a contract that requires a supplier to sell to us up to 200,000 net tons of kaolin per year and requires us to purchase from the supplier 80% of the Eufaula facility's annual kaolin requirements, each through 2003. This agreement stipulates a fixed price, subject to annual adjustment in accordance with fluctuations (within an 8% annual limit) in the producer price index.

     The new production facility in McIntyre, Georgia, uses the imported calcined bauxite and domestic bauxitic clays discussed above for the production of CARBOHSP(TM)2000 and CARBOPROP(R) and uses locally mined uncalcined kaolin for the production of CARBOLITE(R) and CARBOECONOPROP(R). The Company has entered into a long-term supply agreement for kaolin that stipulates a fixed price subject to annual adjustments for changes in the producer price index and fuel costs. The agreement requires the Company to purchase at least 80% of the McIntyre facility's annual kaolin requirement from the supplier. The supply contract provides for a twenty-year supply of raw materials.

PRODUCTION PROCESS

     Ceramic proppants are made by grinding or dispersing ore to a fine powder, combining the powder into small, green (i.e., unfired) pellets and sintering the pellets at 2,500(LOGO)F to 3,000(LOGO)F in a rotary kiln.

     We use two different methods to produce ceramic proppants. Our plants in New Iberia, Louisiana, and McIntyre, Georgia, use a dry process (the "Dry Process") which starts with bauxite, bauxitic clay or kaolin that has been dried to remove both free water and water which was chemically bound within the ore. This drying process is referred to as calcining. For the production of CARBOHSP(TM)2000 and CARBOPROP(R), calcined ores are received at the plant and ground into a dry powder. For the production of CARBOLITE(R) and CARBOECONOPROP(R) at the McIntyre plant, ores are calcined at the plant before being ground into a powder. Pellets are formed by combining the powder with water and binders and introducing the mixture into high-shear mixers. The process is completed once the green pellets are sintered in a rotary kiln. Our competitors also use the Dry Process to produce ceramic proppants.

     The Company's plant in Eufaula, Alabama, uses a wet process (the "Wet Process"), which starts with moist, uncalcined kaolin from local mines. The kaolin is dispersed with chemicals in a water slurry. With an atomizer, the slurry is sprayed into a dryer that causes the slurry to harden into green pellets. These green pellets are then sintered in rotary kilns. The Company believes that the Wet Process is unique to its plant in Eufaula, Alabama.

PATENT PROTECTION

     Our ceramic proppants are made utilizing processes and techniques that involve a high degree of proprietary technology, some of which are protected by patents. The Company owns nine issued U.S. patents and 24 issued foreign patents.

     Our six most important U.S. patents expire at various times in the years 2002 through 2009, with our two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppants to the natural gas and oil industry. We intend to enforce and have in the past vigorously enforced our patents. We may be involved from time to time in the future, as we have been in the past, in litigation to determine the enforceability, scope and validity of our patent rights. Past disputes with its main competitor have been resolved in ways that permit the Company to continue to benefit fully from its patent rights. The Company and this competitor have cross-licensed certain of their respective patents relating to intermediate and low density proppants on both a royalty-free and royalty-bearing basis. (Royalties under these licenses are not material to the Company's financial results.) The Company has not granted any licenses to third parties relating to the use of the Wet Process. As a result of these cross licensing arrangements, both the Company and its main competitor are able to produce a broad range of ceramic proppants, while third parties are unlikely to be able to enter the ceramic proppants market without infringing on the patent rights held by the Company, its main competitor or both.

PRODUCTION CAPACITY

     The Company believes that constructing adequate capacity ahead of demand while incorporating new technology to reduce manufacturing costs are important competitive strategies to increase its overall share of the market for proppants. Prior to 1993, the Company's production capacity was substantially in excess of its sales requirements. Since that time, however, the Company has been expanding its capacity in order to meet the generally increasing demand for its products. In October 1993, the Company increased the capacity of the Eufaula facility from 90 million pounds per year to 170 million pounds per year, in response to the increasing demand for the Company's CARBOLITE(R) and CARBOECONOPROP(R) products. In May 1995, the Company completed a 40 million-pound per year capacity expansion at the New Iberia facility, intended to meet increasing demand for CARBOHSP(TM)2000 and CARBOPROP(R). In February 1996, the Company commenced operation of its second 80 million-pound per year expansion of the Eufaula plant. Total annual capacity is currently 100 million pounds at the New Iberia facility and 250 million pounds at the Eufaula facility.

     In June 1999, we substantially completed construction of a new manufacturing facility in McIntyre, Georgia. Design capacity of the plant is 200 million pounds per year and the total cost of the plant was approximately $60 million. Initial cost estimates for the plant were approximately $40 million. However, the size and complexity of the plant increased during the completion of engineering, causing completion costs to increase. The plant consists of two distinct production lines housed in a single building. Initial production was generated from the first production line in June 1999 and full design throughput was achieved on that line in November 1999. Initial production from the second production line began in December 1999 and that line reached full capacity in March 2000. The plant will be capable of producing all of our product lines and has been designed to be expandable to a capacity of 400 million pounds per year.

     The following table sets forth the date of construction of and recent expansion of the Company's manufacturing facilities:

                             YEAR OF        ANNUAL
LOCATION                    COMPLETION     CAPACITY                PRODUCTS
--------                    ----------   ------------              --------
                                         (MILLIONS OF
                                           POUNDS)
NEW IBERIA, LOUISIANA
Plant 1                        1979           20        CARBOHSP(TM)2000 and
                                                        CARBOPROP(R)
Plant 2                        1981           40        CARBOHSP(TM)2000 and
                                                        CARBOPROP(R)
  1995 Expansion               1995           40        CARBOHSP(TM)2000 and
                                                        CARBOPROP(R)
                                             ---
          Total                              100
                                             ===
EUFAULA, ALABAMA
                               1983           90        CARBOLITE(R) and
                                                        CARBOECONOPROP(R)
  1993 Expansion               1993           80        CARBOLITE(R) and
                                                        CARBOECONOPROP(R)
  1996 Expansion               1996           80        CARBOLITE(R) and
                                                        CARBOECONOPROP(R)
                                             ---
          Total                              250
                                             ===
MCINTYRE, GEORGIA
                               1999          200        CARBOLITE(R),
                                             ===        CARBOECONOPROP(R),
                                                        CARBOHSP(TM)2000 and
                                                        CARBOPROP(R)

ORDER BACKLOG

     We generally supply our customers with products on a just-in-time basis and operate without any material backlog.

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS

     The Company believes that its operations are in substantial compliance with applicable federal, state and local environmental and safety laws and regulations. The Company does not anticipate any significant expenditures in order to continue to comply with such laws and regulations.

EMPLOYEES

     At March 31, 2000, the Company had 153 full-time employees. In addition to the services of its employees, the Company employs the services of consultants as required. The Company's employees are not represented by labor unions. There have been no work stoppages or strikes during the last three years that have resulted in the loss of production or production delays. The Company believes its relations with its employees are satisfactory.

PROPERTIES

     We maintain our corporate headquarters (approximately 2,700 square feet of leased office space) in Irving, Texas, own our manufacturing facilities, land and substantially all of the related production equipment in New Iberia, Louisiana, and Eufaula, Alabama, and lease our McIntyre, Georgia, facility through 2009 at which time title will be conveyed to us.

     The facility in New Iberia, Louisiana, located on 24 acres of land owned by the Company, consists of two production units (approximately 85,000 square feet), a laboratory (approximately 4,000 square feet) and an office building (approximately 3,000 square feet). We also own an 80,000 square foot warehouse on the plant grounds in New Iberia, Louisiana.

     The facility in Eufaula, Alabama, located on 14 acres of land owned by the Company, consists of one production unit (approximately 111,000 square feet), a laboratory (approximately 2,000 square feet) and an office (approximately 1,700 square feet).

     The facility in McIntyre, Georgia includes real property, consisting of approximately 36 acres, plant and equipment that we lease from the Development Authority of Wilkinson County. The term of the lease commenced on September 1, 1997 and terminates on January 1, 2009. At the termination of the lease, title to all of the real property, plant and equipment will be conveyed to us in exchange for nominal consideration. We have the right to purchase the property, plant and equipment at any time during the term of the lease for an agreed upon price.

     The Company's customer service and distribution operations are located at the New Iberia facility, while its quality control, testing and development functions operate at the New Iberia, Eufaula and McIntyre facilities. The Company owns distribution facilities in San Antonio, Texas, Rock Springs, Wyoming and Edmonton, Alberta, Canada.

LEGAL PROCEEDINGS

     On April 26, 1999, the Company was served with a U.S. federal grand jury subpoena requesting the production of documents in connection with an investigation by the Antitrust Division of the U.S. Department of Justice of possible anticompetitive activity in the proppants industry. The Company has complied with this request. It is not possible at this time to predict how this investigation will proceed or the effect, if any, of its ultimate outcome on the Company.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder and information regarding the beneficial ownership of the common stock and options to purchase common stock by the selling stockholders as of the date hereof, and as adjusted to reflect the sale of shares of common stock in the offering. The information in the table below has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Except as described below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Messrs. Morris, Orsini and Rubin are directors of the Company; Mr. Morris is the Company's Chairman of the Board, and Mr. Orsini is the Company's President and Chief Executive Officer.

                                     BENEFICIAL OWNERSHIP                            BENEFICIAL OWNERSHIP
                                       PRIOR TO OFFERING                                AFTER OFFERING
                               ---------------------------------               ---------------------------------
                                             OPTIONS                                         OPTIONS
                                           EXERCISABLE              SHARES                 EXERCISABLE
                                             WITHIN                  BEING                   WITHIN
                                SHARES       60 DAYS     PERCENT    OFFERED     SHARES       60 DAYS     PERCENT
                               ---------   -----------   -------   ---------   ---------   -----------   -------
Lewis L. Glucksman(1)........  1,625,000          --      11.1%           --   1,625,000          --      11.1%
Glucksman Charitable
  Foundation(1)..............    175,000          --       1.2%      175,000          --          --        --
William C. Morris............  4,964,000          --      33.9%      900,000   4,064,000          --      27.8%
Susan F. Morris..............    700,000          --       4.8%      200,000     500,000          --       3.4%
Jesse P. Orsini(2)...........    640,000     250,000       6.0%       40,000     600,000     250,000       5.7%
Orsini Family Trusts.........     60,000          --          (3)     60,000          --          --        --
Robert S. Rubin(4)...........  1,350,000          --       9.2%           --   1,350,000          --       9.2%
The Brooklyn Museum(4).......    350,000          --       2.4%      350,000          --          --        --

---------------

(1) Shares shown as being offered for sale by the Glucksman Charitable Foundation were donated to that organization by Mr. Glucksman prior to consummation of the offering.

(2) Shares shown as beneficially owned by Mr. Orsini include 6,000 shares of common stock owned by trusts of which Mr. Orsini and his wife are trustees (all of which shares are being sold in the offering).

(3) Less than 1%.

(4) Shares shown as being offered for sale by The Brooklyn Museum were donated to that organization by Mr. Rubin prior to consummation of the offering.

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., The Robinson-Humphrey Company, LLC and Simmons & Company International are acting as representatives, have severally agreed to purchase from the selling stockholders the respective number of shares of common stock set forth opposite their names below.

                                                            NUMBER OF
NAME                                                         SHARES
----                                                        ---------
Lehman Brothers Inc. .....................................    565,800
The Robinson-Humphrey Company, LLC........................    424,350
Simmons & Company International...........................    424,350
Dain Rauscher Incorporated................................    103,500
Howard, Weil, Labouisse, Friedrichs Incorporated..........    103,500
Petrie Parkman & Co. Inc. ................................    103,500
                                                            ---------
          Total...........................................  1,725,000
                                                            =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus depend on the satisfaction of the conditions set forth in the underwriting agreement and that if any of the shares are purchased by the underwriters pursuant to the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase pursuant to the underwriting agreement must be purchased, other than those shares covered by the over-allotment option described below.

     The underwriters propose to offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers, who may include the underwriters, at the same price less a selling concession not in excess of $.73 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share. After the offering of the common stock, the underwriters may change the public offering price and other selling terms.

     One of the selling stockholders has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 172,500 additional shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

     The following table provides the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per Share............................................  $     1.21     $     1.21
Total................................................  $2,087,250     $2,295,975

     The Company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of these liabilities.

     The Company has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. The Company estimates that the expenses that it will bear in connection with the offering will total approximately $200,000.

     The Company, and its executive officers, directors and certain shareholders have agreed not to directly or indirectly do any of the following, whether any transaction described in clause (1) or (2) below is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters, for a period of 90 days after the date of this prospectus:

     (1) offer for sale, sell or otherwise dispose of, or enter into any transaction or device which is designed to, or could be expected to, result in the disposition at any time in the future of, any shares of common stock or securities convertible into or exchangeable for common stock or substantially similar securities, other than any of the following

          - the common stock sold under this prospectus;

          - in the case of the Company, shares of common stock and other securities issuable under employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus or under currently outstanding options, warrants or rights; and

          - certain other transfers and dispositions, provided that the recipient remains subject to the lock-up restrictions for the remainder of the 90-day period; or

     (2) sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock or substantially similar securities, other than the grant of options under option plans existing on the date of this prospectus.

     Other than in the United States, no action has been taken by the Company, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     The underwriters may create a short position in the common stock in connection with this offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then they may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or a part of the over-allotment option.

     The underwriters may also impose a penalty bid on selling stockholders. This means that if the underwriters purchase shares of common stock in the open market to reduce their short position or stabilize the price of the common stock, they may reclaim the amount of the selling concession from the selling stockholders who sold shares as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this offering.

     In connection with the offering, certain underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ National Market in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of the common stock in the offering.

     Neither the Company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither the Company nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares of the common stock in Canada or any province or territory thereof. Any offer or sale of shares of the common stock in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such sale is made.

     Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment banking, financial advisory and other services to the Company for which they have received and will receive customary fees and commissions. Mr. Robert S. Rubin, a director of the Company and a selling stockholder, is a managing director of Salomon Smith Barney, which owns The Robinson-Humphrey Company, LLC.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for the Company by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our audited financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                1,725,000 SHARES

                             [CARBO CERAMICS LOGO]

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                                  MAY 15, 2000

                          ----------------------------

                                LEHMAN BROTHERS

                         THE ROBINSON-HUMPHREY COMPANY

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                     [LOGO]